                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2) *

                                  BENIHANA INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    082047101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Rodney H. Bell, Esq.
                              Holland & Knight LLP
                         701 Brickell Avenue, Suite 3000
                              Miami, Florida 33131
                                  305-374-8500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 082047101                                                Page 2 of 23
--------------------------------------------------------------------------------


         This Amendment No. 2 to Schedule 13D relating to Benihana Inc., a Delaware corporation (the "Issuer"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission ("Commission") on June 8, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 4, 2001.

-------------- -----------------------------------------------------------------
               Names of Reporting Persons / I.R.S. Identification No. of
               Above Person (entities only):
      1        TRUST U/A JUNE 8, 1998, BETWEEN ROCKY H. AOKI, AS GRANTOR,
               AND KEVIN AOKI, KANA AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
               KYLE AOKI AND DARWIN C. DORNBUSH, AS TRUSTEES.
               I.R.S. IDENTIFICATION NUMBER 13-7141606

-------------- -----------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]

-------------- -----------------------------------------------------------------
               SEC Use Only
      3

-------------- -----------------------------------------------------------------
               Source of Funds (See Instructions)
      4
               NOT APPLICABLE

-------------- -----------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant
      5        to Items 2(d) or 2(e)
                                                                            [ ]

-------------- -----------------------------------------------------------------
               Citizenship or Place of Organization
      6
               New York
---------------------------- ------- -------------------------------------------
                                     Sole voting power
                               7                                 None

                             ------- -------------------------------------------
     Number of Shares                Shared voting power
       Beneficially            8                                1,535,668
       Owned by Each
   Reporting Person with     ------- -------------------------------------------
                                     Sole dispositive power
                               9                                 None

                             ------- -------------------------------------------
                                     Shared dispositive power
                               10                               1,535,668

-------------- -----------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
               1,535,668

-------------- -----------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)
     12
                                                                             [ ]
-------------- -----------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)            [ ]
     13
               50.9%* *Based on the number of shares outstanding as of June 7, 2004 as set forth in the Issuer's Form 10-K/A filed with the Securities and Exchange Commission on July 26, 2004.
-------------- -----------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 082047101                                                Page 3 of 23
--------------------------------------------------------------------------------

-------------- -----------------------------------------------------------------
               Type of Reporting Person (See Instructions)
     14
               OO
-------------- -----------------------------------------------------------------


-------------- -----------------------------------------------------------------
               Names of Reporting Persons/I.R.S. Identification No. of
               Above Person (entities only)
      1        BENIHANA OF TOKYO, INC.
               I.R.S. IDENTIFICATION NUMBER 13-1998703
-------------- -----------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)
                                                                             (a)
                                                                             (b)

-------------- -----------------------------------------------------------------
               SEC Use Only
      3

-------------- -----------------------------------------------------------------
               Source of Funds (See Instructions)
      4
               NOT APPLICABLE
-------------- -----------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant
      5        to Items 2(d) or 2(e)
                                                                             [ ]

-------------- -----------------------------------------------------------------
               Citizenship or Place of Organization
      6
               New York
---------------------------- ------- -------------------------------------------
                                     Sole voting power
                               7                                       None

                             ------- -------------------------------------------
     Number of Shares                Shared voting power
       Beneficially            8                                       1,535,668
       Owned by Each
   Reporting Person with     ------- -------------------------------------------
                                     Sole dispositive power
                               9                                       None

                             ------- -------------------------------------------
                                     Shared dispositive power
                               10                                      1,535,668

-------------- -----------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person

     11        1,535,668

-------------- -----------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     12
                                                                             [ ]

-------------- -----------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)            [ ]
     13
               50.9%* *Based on the number of shares outstanding as of June 7, 2004 as set forth in the Issuer's Form 10-K/A filed with the Securities and Exchange Commission on July 26, 2004.
-------------- -----------------------------------------------------------------
               Type of Reporting Person (See Instructions)
     14
               CO
-------------- -----------------------------------------------------------------

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CUSIP No. 082047101                                                Page 4 of 23
--------------------------------------------------------------------------------



ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name of Reporting Persons Filing:

                  Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Darwin C. Dornbush, as Trustees (the "Trust"). The Trust was formed under the laws of New York to hold certain Voting Trust Certificates (and, indirectly, the 1,535,668 shares of Issuer's common stock (the "Shares")). Benihana of Tokyo, Inc., a New York corporation, owns all of the Shares. All of the issued and outstanding capital stock of Benihana of Tokyo, Inc. is owned by the Trust and is no longer subject to the Voting Trust Agreement U/A dated as of February 2, 1983, among Rocky H. Aoki, as Grantor, Rocky H. Aoki, Katsu Aoki and Darwin C. Dornbush, as Trustees, and Benihana of Tokyo, Inc. Information as to the identity and background of the executive officers, directors and control persons of Benihana of Tokyo, Inc. and, to the best of the knowledge of the Reporting Persons, the trustees of the Trust are set forth on APPENDIX A attached hereto, which is incorporated herein by reference (collectively, the "Principals").

         (b)      The principal business address of the Reporting Persons is:

                  c/o Benihana of Tokyo, Inc.
                  232 East 63rd Street
                  New York, New York 10021

                  The principal business addresses of the Principals are set forth on Appendix A hereto.

         (c) The principal business of Benihana of Tokyo, Inc. is the operation of certain Benihana restaurants in Hawaii. The principal business of the Trust is to own all of the Shares of Benihana of Tokyo, Inc. The present principal occupations or employment of the Principals are set forth on Appendix A hereto.

         (d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Principals, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Principals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

         (f) To the knowledge of the Reporting Persons, all of the Principals are United States citizens.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information in Item 4 is hereby amended and restated as follows:

--------------------------------------------------------------------------------
CUSIP No. 082047101                                                Page 5 of 23
--------------------------------------------------------------------------------


         By notice to the Issuer dated July 30, 2004, a copy of which is attached as an exhibit hereto and incorporated herein by reference, the Reporting Persons nominated two persons to be elected by holders of the Company's Common Stock as members of the Issuer's board of directors at the Issuer's 2004 Annual Meeting of Stockholders, the date, time and place of which has not been noticed by the Issuer. The Reporting Person's slate consists of one individual, Kevin Aoki, that is affiliated with the Reporting Person, as a trustee of the Trust, and the Issuer, as an officer and director, and one individual, Lewis Jaffe, that is not affiliated with either the Reporting Persons or the Issuer. Kevin Aoki currently serves as a director of the Issuer whose term expires at the Issuer's 2004 Annual Meeting of Stockholders. Because the Issuer has not notified its stockholders of its nominees for election as directors at the 2004 Annual Meeting of Stockholders, the Reporting Persons do not know whether Kevin Aoki will be nominated for reelection by the holders of the Issuer's Common Stock at the 2004 Annual Meeting of Stockholders or whether Lewis Jaffe will be nominated for election by such stockholders at such meeting. Accordingly, in order to protect their rights under the Issuer's bylaws to nominate directors for election by the holders of the Issuer's Common Stock, the Reporting Persons provided to the Issuer the notice referred to above.


         On July 2, 2004, Benihana of Tokyo, Inc. commenced an action styled BENIHANA OF TOKYO, INC. V. BENIHANA INC., ET AL. in the Court of Chancery of the State of Delaware against the Issuer, members of the Issuer's Board of Directors and BFC Financial Corporation ("BFC"). The action seeks temporary and permanent injunctive relief, and unspecified monetary damages and recovery of costs and expenses, in connection with the Issuer's recent closing of a $20,000,000 sale of a new class of convertible preferred stock of the Issuer to BFC. John E. Abdo, a director of the Issuer, serves as a Vice Chairman, director, and is a significant shareholder of BFC. The action seeks to, among other relief sought, declare the sale void AB INITIO as ULTRA VIRES, enjoin BFC from voting any shares obtained through the sale, and rescind the sale of preferred stock to BFC.


         The Reporting Persons intend to monitor and evaluate their investment in the Issuer on a continuing basis. Except as set forth above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of shares of the Issuer's common stock from one or more sellers in the open market or otherwise and/or dispose of all or a portion of their shares of common stock in the open market or otherwise.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(1)(a) Number of shares beneficially owned by Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Darwin C. Dornbush, as Trustees:

                  1,535,668 (50.9%* of the Common Stock)

(1)(b)   Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:

                  None

--------------------------------------------------------------------------------
CUSIP No. 082047101                                                Page 6 of 23
--------------------------------------------------------------------------------


         (ii)     Shared power to vote or to direct the vote:

                  1,535,668

         (iii)    Sole power to dispose or to direct the disposition of:

                  None

         (iv)     Shared power to dispose or to direct the disposition of:

                  1,535,668

(1)(c) Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Darwin
         C. Dornbush, as Trustees, has not engaged in any transactions in the common stock during the past 60 days, except as described herein.

(1)(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

* Based on the number of shares outstanding as of June 7, 2004 as set forth in the Issuer's Form 10-K/A filed with the Securities and Exchange Commission on July 26, 2004.

(2)(a)   Number of shares beneficially owned by Benihana of Tokyo, Inc.:

                  1,535,668 (50.9%* of the Common Stock)

 (2)(b)  Number of Shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:

                  None

         (ii)     Shared power to vote or o direct the vote:

                  1,535,668

         (iii)    Sole power to dispose or to direct the disposition of:

                  None

         (iv)     Shared power to dispose or to direct the disposition of:

                  1,535,668

(2)(c) Benihana of Tokyo, Inc. has not engaged in any transactions in the common stock during the past 60 days, except as disclosed herein.

(2)(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

** Based on the number of shares outstanding as of June 7, 2004 as set forth in the Issuer's Form 10-K/A filed with the Securities and Exchange Commission on July 26, 2004.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                                Page 7 of 23
--------------------------------------------------------------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Director Nomination Letter from Benihana of Tokyo to Issuer dated June 30, 2004.

         Exhibit 2 - Joint Filing Agreement among Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Darwin C. Dornbush, as Trustees; and Benihana of Tokyo, Inc.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                                Page 8 of 23
--------------------------------------------------------------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2004.



                                       TRUST U/A JUNE 8, 1998 BETWEEN ROCKY H.
                                       AOKI, AS GRANTOR, AND KEVIN AOKI, KANA
                                       AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
                                       KYLE AOKI AND DARWIN C. DORNBUSH, AS
                                       TRUSTEES


                                       By: /s/ KANA AOKI NOOTENBOOM
                                          ------------------------------------
                                       Name:  Kana Aoki Nootenboom
                                       Title: Trustee


                                       BENIHANA OF TOKYO, INC.



                                       By: /s/ KANA AOKI NOOTENBOOM
                                          ------------------------------------
                                       Name:  Kana Aoki Nootenboom
                                       Title: Director

--------------------------------------------------------------------------------
CUSIP No. 082047101                                                Page 9 of 23
--------------------------------------------------------------------------------



                                   APPENDIX A


                           IDENTITY AND BACKGROUND OF
                        DIRECTORS AND EXECUTIVE OFFICERS
                    OF BENIHANA OF TOKYO, INC. AND THE TRUST

NAME AND POSITION                                             PRESENT OCCUPATION OR EMPLOYMENT
WITH BENIHANA OF TOKYO, INC.                                  AND BUSINESS ADDRESS
------------------------------------------------------------ ---------------------------------------------------------
Kana Aoki Nootenboom,                                        Vice-President and Director of Benihana of Tokyo, Inc.
Vice-President and Director
                                                             232 East 63rd Street, New York, New York 10021
------------------------------------------------------------ ---------------------------------------------------------
Bruce W. Papps,                                              Financial Advisor, Papps Capital Group, Inc.
Director
                                                             67 Wall Street, Suite 2211, New York, New York 10005
------------------------------------------------------------ ---------------------------------------------------------
Kenneth Podziba,*                                            Commissioner, The New York City Sports Commission
Director
                                                             2 Washington Square, 15th Floor, New York, New York
                                                             10004

*Kenneth Podziba, while not a trustee of the Trust, serves as a delegee of the Trust with respect to matters relating to the litigation described in Item 4 of this Schedule 13D.

------------------------------------------------------------ ---------------------------------------------------------
Naomi H. Matsunaga,                                          Secretary and Treasurer of Benihana of Tokyo, Inc.
Secretary/Treasurer
                                                             232 East 63rd Street, New York, New York 10021
------------------------------------------------------------ ---------------------------------------------------------

NAME AND POSITION                                            PRESENT OCCUPATION OR EMPLOYMENT
WITH THE TRUST                                               AND BUSINESS ADDRESS
------------------------------------------------------------ ---------------------------------------------------------
Kana Aoki Nootenboom,                                        Vice-President and Director of Benihana of Tokyo, Inc.
Trustee
                                                             232 East 63rd Street, New York, New York 10021
------------------------------------------------------------ ---------------------------------------------------------
Kevin Aoki,                                                  Vice-President, Marketing and Director of Benihana, Inc.
Trustee
                                                             8685 Northwest 53rd Terrace, Miami, Florida 33166
------------------------------------------------------------ ---------------------------------------------------------
Kyle Aoki,                                                   Marketing Coordinator for Benihana, Inc.
Trustee
                                                             8685 Northwest 53rd Terrace, Miami, Florida 33166
------------------------------------------------------------ ---------------------------------------------------------
Darwin C. Dornbush,                                          Partner, Dornbush Schaeffer Mandeltam & Weinstein, LLP
Trustee**                                                             747 Third Avenue, New York, New York 10017

** Darwin C. Dornbush has indicated his intent to resign as trustee subject to the performance of an accounting.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 10 of 23
--------------------------------------------------------------------------------



                                    EXHIBIT 1



                             Benihana of Tokyo, Inc.
                              232 East 63rd Street
                            New York, New York 10021



July 30, 2004

Benihana Inc.
8685 Northwest 53rd Terrace
Miami, Florida  33166
Attn: Secretary

         RE: Advance Notification of Stockholder Nominations

Dear Secretary,

         As a stockholder of Benihana Inc., a Delaware corporation (the "Corporation"), Benihana of Tokyo, Inc. (the "Stockholder") hereby nominates each of Kevin Aoki and Lewis Jaffe (the "Nominees") for election at the Corporation's 2004 Annual Stockholders Meeting to be held on September 8, 2004 or at any adjournments or postponements thereof and to serve as Class III directors of the Corporation's Board of Directors to be elected by the holders of the Corporation's Common Stock, par value $.10 per share, for a three-year term expiring at the Corporation's 2007 Annual Meeting of Stockholders and until each of their successors is duly elected and qualified. This nomination is being delivered pursuant to Article III, Section 1, of the Bylaws of the Corporation. Listed below is the information for the Stockholder and each nominee required by
Article III, Section 1, of the Bylaws of the Corporation.

STOCKHOLDER

(I) THE NAME AND ADDRESS, AS THEY APPEAR ON THE CORPORATION'S BOOKS:

Benihana of Tokyo, Inc.

c/o Dornbush, Mensch, Mandelstam & Schaeffer LLP
747 Third Avenue
New York, New York 10017
Attn: Darwin Dornbush

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CUSIP No. 082047101                                               Page 11 of 23
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(II) THE PRINCIPAL BUSINESS ADDRESS OF STOCKHOLDER. The principal business address of Stockholder is located at 232 East 63rd Street, New York, New York 10021.

(III) THE CLASS AND NUMBER OF SHARES OF THE CORPORATION BENEFICIALLY OWNED:

------------------ --------------------- ----------------------- -------------
CLASS              NUMBER OF SHARES      NATURE OF OWNERSHIP     PERCENTAGE
                                                                 OWNERSHIP*
------------------ --------------------- ----------------------- -------------
Common Stock       1,535,668             Directly                50.9%
------------------ --------------------- ----------------------- -------------
Class A            1,652,422**           Directly                21.5%
Common Stock
------------------ --------------------- ----------------------- -------------

* Based on the number of shares outstanding as of June 7, 2004 as set forth in the Corporation's Form 10-K/A filed with the Securities and Exchange Commission on July 26, 2004.

**   1,535,668 shares of which are issuable upon conversion of Common Stock.

(IV) STOCKHOLDER ANTICIPATES ENGAGING A THIRD PARTY TO SOLICIT PROXIES IN RELATION TO THE ELECTION OF THE CORPORATION'S DIRECTORS. STOCKHOLDER CANNOT AT THIS TIME ESTIMATE THE COST OF THE SOLICITATION. STOCKHOLDER WILL BEAR THE COST OF THE SOLICITATION.

KEVIN AOKI

(I) THE NAME, AGE, BUSINESS ADDRESS, AND RESIDENCE ADDRESS:

Kevin Aoki, Age 36
Business Address: 8685 Northwest 53rd Terrace, Miami, Florida 33166 Residence Address: 5670 Northwest 115th Avenue Apt. 209, Miami, Florida 33178

(II) THE PRINCIPAL OCCUPATION OR EMPLOYMENT:

Kevin Aoki is Vice President-Marketing and a Director of the Corporation.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 12 of 23
--------------------------------------------------------------------------------


(III) THE CLASS AND NUMBER OF SHARES OF THE CORPORATION BENEFICIALLY OWNED:


----------------------- ----------------- -------------------------------------------------------------- -----------------
CLASS                   NUMBER OF SHARES  NATURE OF OWNERSHIP                                            PERCENTAGE
                                                                                                         OWNERSHIP*
----------------------- ----------------- -------------------------------------------------------------- -----------------
Common Stock            1,535,668         Owned by Stockholder, which is wholly owned by a trust of 50.9%
                                          which Kevin Aoki is a trustee and beneficiary.
----------------------- ----------------- -------------------------------------------------------------- -----------------
Common Stock            50                Directly                                                       0
----------------------- ----------------- -------------------------------------------------------------- -----------------
Class A                 98,678            Directly. Includes 97,750 options that are presently 1.6%
Common Stock                              exercisable.
----------------------- ----------------- -------------------------------------------------------------- -----------------
Class A Common Stock    1,652,422**       Owned by Stockholder, which is wholly owned by a trust of 21.5%
                                          which Kevin Aoki is a trustee and beneficiary.
----------------------- ----------------- -------------------------------------------------------------- -----------------

* Based on the number of shares outstanding as of June 7, 2004 as set forth in the Corporation's Form 10-K/A filed with the Securities and Exchange Commission on July 26, 2004.

**   1,535,668 shares of which are issuable upon conversion of Common Stock.

(IV) ANY OTHER INFORMATION RELATING TO THE NOMINEE THAT IS REQUIRED TO BE DISCLOSED IN THE SOLICITATION OF PROXIES FOR ELECTION OF DIRECTORS, OR IS OTHERWISE REQUIRED, IN EACH CASE PURSUANT TO REGULATION 14A UNDER THE EXCHANGE
ACT:

         (A) ANY MATERIAL PROCEEDINGS TO WHICH ANY DIRECTOR IS A PARTY ADVERSE TO THE CORPORATION OR ANY OF ITS SUBSIDIARIES OR HAS A MATERIAL INTEREST ADVERSE TO THE CORPORATION OR ANY OF ITS SUBSIDIARIES:

         On July 2, 2004, Stockholder, a corporation all of the shares of which are owned by a trust, of which Kevin Aoki is one of the trustees and a beneficiary, commenced an action styled BENIHANA OF TOKYO, INC. V. BENIHANA INC., ET AL. in the Court of Chancery of the State of Delaware against the Corporation, members of the Corporation's Board of Directors and BFC Financial Corporation.

         (B) NAME AND AGE OF THE NOMINEE:

         Kevin Aoki; Age 36

         (C) INDICATE ALL POSITIONS AND OFFICES WITH THE CORPORATION HELD BY THE
         NOMINEE:

         Kevin Aoki has served as Vice President-Marketing and a Director of the Corporation since November 1998. For two years prior thereto, he served as General Manager of Benihana of Tokyo, Inc., the originator of the Benihana concept and a principal shareholder of the Corporation.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 13 of 23
--------------------------------------------------------------------------------


         (D) STATE THE TERM OF OFFICE AS A DIRECTOR AND ANY PERIOD DURING WHICH THE NOMINEE HAS SERVED AS SUCH:

         Kevin Aoki has served as a director of the Corporation since 1998. His term expires in 2004.

         (E) DESCRIBE BRIEFLY ANY ARRANGEMENT OR UNDERSTANDING BETWEEN THE NOMINEE AND THE PERSON NOMINATING THE NOMINEE PURSUANT TO WHICH THE NOMINEE IS TO BE SELECTED AS A NOMINEE OR DIRECTOR:

         None.

         (F) CONSENT OF THE NOMINEE TO BE NAMED AS SUCH AND ACT AS A DIRECTOR IF
         ELECTED:

         The undersigned hereby accepts the foregoing nomination to be a member of the board of directors of the Corporation. I will serve in such capacity and am eligible to serve in such capacity if elected.

                                            /s/ KEVIN AOKI
                                            ----------------------------------
                                            Kevin Aoki

         (G) STATE THE NATURE OF ANY FAMILY RELATIONSHIPS BETWEEN THE NOMINEE AND ANY DIRECTOR, EXECUTIVE OFFICER OR OTHER NOMINEE:

         Kevin Aoki is currently a director of the Corporation. Kevin Aoki is the son of Rocky H. Aoki, the founder of the Corporation.

         (H) BRIEFLY DESCRIBE THE BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS OF THE NOMINEE:

         Kevin Aoki has served as Vice President-Marketing and a Director of the Corporation since November 1998. For two years prior thereto, he served as General Manager of the Stockholder. From 1993 through 1996, Kevin Aoki served as Unit Manager for the Corporation's Chicago and Dallas restaurants and as Manager of Sales for the Corporation's New York region. Kevin Aoki is the son of Rocky H. Aoki, the founder of the Corporation.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 14 of 23
--------------------------------------------------------------------------------


         (I) BRIEFLY DESCRIBE ANY ARRANGEMENT WITH RESPECT TO FUTURE EMPLOYMENT BY THE CORPORATION OR ITS AFFILIATES OR ANY FUTURE TRANSACTIONS TO WHICH THE CORPORATION OR ITS AFFILIATES WILL BE PARTY.

         Pursuant to the terms of an Employment Agreement entered into as of September 1, 2003, Kevin Aoki, Vice President of Marketing, is employed at an annual salary of $132,500. The agreement expires August 31, 2006. Kevin Aoki is prohibited from competing with the Corporation for a period of one year following certain terminations of employment.


         (J) INDICATE ANY OTHER DIRECTORSHIPS HELD BY THE NOMINEE IN A COMPANY WITH A CLASS OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE EXCHANGE ACT OR SUBJECT TO THE REQUIREMENTS OF SECTION 15(D) OF THE EXCHANGE ACT OR ANY REGISTERED INVESTMENT COMPANY:

         None.

         (K) DESCRIBE THE NOMINEE'S INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS WHICH IS MATERIAL TO THE EVALUATION OF THE ABILITY OR INTEGRITY OF THE NOMINEE.

         None.

         (L) DESCRIBE ANY TRANSACTION SINCE THE BEGINNING OF THE CORPORATION'S LAST FISCAL YEAR, OR ANY CURRENTLY PROPOSED TRANSACTION, TO WHICH THE CORPORATION OR ANY OF ITS SUBSIDIARIES WAS OR IS TO BE A PARTY, IN WHICH THE AMOUNT INVOLVED EXCEEDS $60,000 AND IN WHICH A DIRECTOR OR HIS IMMEDIATE FAMILY MEMBER WILL HAVE A DIRECT OR INDIRECT MATERIAL INTEREST. INDICATE SUCH PERSON'S RELATIONSHIP TO THE CORPORATION, THE NATURE OF SUCH PERSON'S INTEREST IN THE TRANSACTION, THE AMOUNT OF SUCH TRANSACTION AND, WHERE POSSIBLE, THE AMOUNT OF SUCH PERSON'S INTEREST IN THE TRANSACTION.

         The Stockholder owns shares having the right to cast approximately 50.9% of the votes eligible to be cast by the Corporation's Common Stock, which class elects 75% of the members of the Corporation's Board of Directors. A trust of which Kevin Aoki is one of the trustees and a beneficiary, is the owner of all of the Stockholder's capital stock.

         The Stockholder owns a Benihana restaurant in Honolulu, Hawaii (the "Honolulu Restaurant") and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by the Corporation which consists of the United States (except for rights related to the State of Hawaii) and Central and South America and the islands of the Caribbean Sea. The Corporation also granted to the Stockholder a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by Rocky H. Aoki. The Corporation has a right of first refusal to purchase any Hawaiian restaurant or any joint venture or sublicensing thereof proposed to be made by the Stockholder with an unaffiliated third party; and, in the event any Hawaiian restaurant is sold, sublicensed or transferred to a third party not affiliated with Rocky H. Aoki, the Corporation will be entitled to receive royalties from such restaurant equal to 6% of gross revenues.

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CUSIP No. 082047101                                               Page 15 of 23
--------------------------------------------------------------------------------


         Mr. Rocky H. Aoki, the founder of the Corporation and the father of Kevin Aoki, resigned as Chairman and Chief Executive Officer in 1998. Under the terms of a Consulting Agreement, Mr. Rocky Aoki continues to provide consulting services to the Corporation. He is paid $600,000 a year for these services. This agreement will expire in 2006.

         (M) IF THE PERSON OR A MEMBER OF HIS IMMEDIATE FAMILY OR ANY CORPORATION OR ORGANIZATION OF WHICH THE NOMINEE IS AN EXECUTIVE OFFICER OR PARTNER OR IS, DIRECTLY OR INDIRECTLY, THE BENEFICIAL OWNER OF 10 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES, WAS INDEBTED TO THE CORPORATION OR ANY OF ITS SUBSIDIARIES AT ANY TIME SINCE THE BEGINNING OF THE CORPORATION'S LAST FISCAL YEAR IN AN AMOUNT IN EXCESS OF $60,000, INDICATE THE PERSON'S NAME, THE NATURE OF SUCH PERSON'S RELATIONSHIP BY REASON OF WHICH SUCH PERSON'S INDEBTEDNESS IS REQUIRED TO BE DESCRIBED, THE LARGEST AGGREGATE AMOUNT OF INDEBTEDNESS OUTSTANDING AT ANY TIME DURING SUCH PERIOD, THE NATURE OF THE INDEBTEDNESS AND OF THE TRANSACTION IN WHICH IT WAS INCURRED, THE AMOUNT THEREOF OUTSTANDING AS OF THE LATEST PRACTICABLE DATE AND THE RATE OF INTEREST PAID OF CHARGED THEREON.

         None to the knowledge of Kevin Aoki.

         (N) IF THE NOMINEE IS AN EXECUTIVE OFFICER OR BENEFICIALLY OWNS MORE THAN 10 PERCENT OF A COMPANY THAT HAS A CERTAIN BUSINESS RELATIONSHIP WITH THE CORPORATION, DESCRIBE SUCH BUSINESS RELATIONSHIP.

         The Stockholder owns shares having the right to cast approximately 50.9% of the votes eligible to be cast by the Corporation's Common Stock, which class elects 75% of the members of the Corporation's Board of Directors. A trust of which Kevin Aoki is one of the trustees and a beneficiary, is the owner of all of the Stockholder's capital stock.

         The Stockholder owns a Benihana restaurant in Honolulu, Hawaii (the "Honolulu Restaurant") and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by the Corporation which consists of the United States (except for rights related to the State of Hawaii) and Central and South America and the islands of the Caribbean Sea. The Corporation also granted to the Stockholder a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by Rocky H. Aoki. The Corporation has a right of first refusal to purchase any Hawaiian restaurant or any joint venture or sublicensing thereof proposed to be made by the Stockholder with an unaffiliated third party; and, in the event any Hawaiian restaurant is sold, sublicensed or transferred to a third party not affiliated with Rocky H. Aoki, the Corporation will be entitled to receive royalties from such restaurant equal to 6% of gross revenues.

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CUSIP No. 082047101                                               Page 16 of 23
--------------------------------------------------------------------------------


         (O) IF THE NOMINEE WAS AN EXECUTIVE OFFICER OF THE CORPORATION DURING THE PREVIOUS FISCAL YEAR, PROVIDE THE EXECUTIVE OFFICER'S COMPENSATION FOR THE LAST FISCAL YEAR. ALSO PROVIDE INFORMATION REGARDING THE EXECUTIVE OFFICER'S OPTION AND SAR GRANTS AND EXERCISES, LONG TERM INCENTIVE GRANTS, AND ANY OPTIONS AND SARS REPRICING DURING THE LAST FISCAL YEAR. IF THE NOMINEE WAS PARTY TO AN EMPLOYMENT CONTRACT WITH THE CORPORATION, DESCRIBE THE MATERIAL TERMS OF THE CONTRACT AND DESCRIBE ANY CHANGE-IN-CONTROL ARRANGEMENTS.

         Compensation:

--------------------- ---------------------- ------------------ ---------------
YEAR                  SALARY                 BONUS              OPTIONS
--------------------- ---------------------- ------------------ ---------------
2004                  137,554                28,666             --
--------------------- ---------------------- ------------------ ---------------
2003                  131,923                34,000             34,500
--------------------- ---------------------- ------------------ ---------------
2002                  129,567                42,000             23,000
--------------------- ---------------------- ------------------ ---------------


Aggregate Option Exercise in Fiscal 2004 and Fiscal Year End Option Values:


----------------- ------------- ------------------------------------------- -----------------------------------------
Shares Acquired      Value       Number of Unexercised Options at 3/30/04      Value of Unexercised in the Money
  on Exercise       Realized                                                           Options at 3/30/04
----------------- ------------- ------------------------------------------- -----------------------------------------
                                Exercisable         Non-exercisable         Exercisable        Non-exercisable
----------------- ------------- ------------------- ----------------------- ------------------ ----------------------
       0               0              97,750                  0                  439,773                 0
----------------- ------------- ------------------- ----------------------- ------------------ ----------------------


         (P) IF THE NOMINEE WAS A DIRECTOR OF THE CORPORATION DURING THE PREVIOUS FISCAL YEAR, PROVIDE A DESCRIPTION OF THE DIRECTOR
         COMPENSATION:

         Kevin Aoki received no additional compensation for serving as a director other than as disclosed in section (o) above.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 17 of 23
--------------------------------------------------------------------------------


         (Q) STATE WITH RESPECT TO ALL SECURITIES OF THE CORPORATION PURCHASED OR SOLD WITHIN THE PAST TWO YEARS, THE DATES ON WHICH THEY WERE PURCHASED OR SOLD AND THE AMOUNT PURCHASED OR SOLD ON EACH SUCH DATE:

         See Exhibit A hereto.

         (R) STATE WHETHER OR NOT THE NOMINEE IS, OR WAS WITHIN THE PAST YEAR, A PARTY TO ANY CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH ANY PERSON WITH RESPECT TO ANY SECURITIES OF THE CORPORATION, INCLUDING, BUT NOT LIMITED TO, JOINT VENTURES, LOAN OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES AGAINST LOSS OR GUARANTIES OF PROFIT, DIVISION OF LOSSES OR PROFITS, OR THE GIVING OR WITHHOLDING OF PROXIES.

         Kevin Aoki, an officer and director of the Corporation, has received options to purchase the Corporation's equity securities pursuant to the Corporation's equity compensation plans, or otherwise, and may be party to various agreements with respect thereto. Stockholder was a party to that certain Voting Trust Agreement U/A dated as of February 2, 1983, among Rocky H. Aoki, as Grantor, Rocky H. Aoki, Katsu Aoki and Darwin
         C. Dornbush, as Trustees, and Stockholder. A trust of which Kevin Aoki is one of the trustees and a beneficiary, is the owner of all of the Stockholder's capital stock.

         (S) STATE WHETHER OR NOT, DURING THE PAST 10 YEARS, THE NOMINEE HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS AND SIMILAR MISDEMEANORS).

         None.

LEWIS JAFFE

(I) THE NAME, AGE, BUSINESS ADDRESS, AND RESIDENCE ADDRESS:

Lewis Jaffe, Age 47
Business Address: Same as residence
Residence Address: 47 Gerald Road, Marblehead, MA 01945

(II) THE PRINCIPAL OCCUPATION OR EMPLOYMENT:

Mr. Jaffe is a public speaker and provides consulting services on a variety of topics, including leadership, management turnaround, corporate governance, investment banking, and mergers and acquisitions.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 18 of 23
--------------------------------------------------------------------------------


(III) THE CLASS AND NUMBER OF SHARES OF THE CORPORATION BENEFICIALLY OWNED:

------------------------ ---------------------- -------------------------------
CLASS                    NUMBER OF SHARES       NATURE OF OWNERSHIP
------------------------ ---------------------- -------------------------------
Common Stock                       0
------------------------ ---------------------- -------------------------------


(IV) ANY OTHER INFORMATION RELATING TO THE NOMINEE THAT IS REQUIRED TO BE DISCLOSED IN THE SOLICITATION OF PROXIES FOR ELECTION OF DIRECTORS, OR IS OTHERWISE REQUIRED, IN EACH CASE PURSUANT TO REGULATION 14A UNDER THE EXCHANGE
ACT:

         (A) ANY MATERIAL PROCEEDINGS TO WHICH ANY DIRECTOR IS A PARTY ADVERSE TO THE CORPORATION OR ANY OF ITS SUBSIDIARIES OR HAS A MATERIAL INTEREST ADVERSE TO THE CORPORATION OR ANY OF ITS SUBSIDIARIES:

         None.

         (B) NAME AND AGE OF THE NOMINEE:

         Lewis Jaffe, Age 47

         (C) INDICATE ALL POSITIONS AND OFFICES WITH THE CORPORATION HELD BY THE
         NOMINEE:

         None.

         (D) STATE THE TERM OF OFFICE AS A DIRECTOR AND ANY PERIOD DURING WHICH THE NOMINEE HAS SERVED AS SUCH:

         None.

         (E) DESCRIBE BRIEFLY ANY ARRANGEMENT OR UNDERSTANDING BETWEEN THE NOMINEE AND THE PERSON NOMINATING THE NOMINEE PURSUANT TO WHICH THE NOMINEE IS TO BE SELECTED AS A NOMINEE OR DIRECTOR:

         None.

         (F) CONSENT OF THE NOMINEE TO BE NAMED AS SUCH AND ACT AS A DIRECTOR IF
         ELECTED:

         The undersigned hereby accepts the foregoing nomination to be a member of the board of directors of the Corporation. I will serve in such capacity and am eligible to serve in such capacity if elected.


                                            /s/ LEWIS JAFFE
                                            ----------------------------------
                                            Lewis Jaffe

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 19 of 23
--------------------------------------------------------------------------------


         (G) STATE THE NATURE OF ANY FAMILY RELATIONSHIPS BETWEEN THE NOMINEE AND ANY DIRECTOR, EXECUTIVE OFFICER OR OTHER NOMINEE:

         None.

         (H) BRIEFLY DESCRIBE THE BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS OF THE NOMINEE:

         Mr. Jaffe served as the interim President of Glowpoint, Inc., a Nasdaq-listed video products and services company, from April 2002 until August 2002. Since August 2002, Mr. Jaffe has been self employed as a public speaker and consultant. From July 2002 to July 2003, Mr. Jaffe was an independent consultant to Glowpoint. From June 2000 to March 2002, Mr. Jaffe served as President and Chief Operating Officer of PictureTel Corporation, a Nasdaq-listed videoconferencing company. From September 1998 to June 2000, Mr. Jaffe was a managing director in the Boston office of Arthur Andersen LLP in the global finance practice. From January 1997 to March 1998, Mr. Jaffe was the President of C Systems, LLC, a designer and manufacturer of mobile military shelters, housing, communication, radar and missile launch systems. He served as a member of the Board of Directors for Glowpoint from September 2001 to July 2003, and currently serves on the Board of Directors of Media 100 Inc., Travizon Inc., Pixion, Inc., and Turnaround Management Association of New England.

         (I) BRIEFLY DESCRIBE ANY ARRANGEMENT WITH RESPECT TO FUTURE EMPLOYMENT BY THE CORPORATION OR ITS AFFILIATES OR ANY FUTURE TRANSACTIONS TO WHICH THE CORPORATION OR ITS AFFILIATES WILL BE PARTY.

         None.

         (J) INDICATE ANY OTHER DIRECTORSHIPS HELD BY THE NOMINEE IN A COMPANY WITH A CLASS OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE EXCHANGE ACT OR SUBJECT TO THE REQUIREMENTS OF SECTION 15(D) OF THE EXCHANGE ACT OR ANY REGISTERED INVESTMENT COMPANY:

         Media 100 Inc.

          (K) DESCRIBE THE NOMINEES INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS WHICH IS MATERIAL TO THE EVALUATION OF THE ABILITY OR INTEGRITY OF THE NOMINEE.

         None.

         (L) DESCRIBE ANY TRANSACTION SINCE THE BEGINNING OF THE CORPORATION'S LAST FISCAL YEAR, OR ANY CURRENTLY PROPOSED TRANSACTION, TO WHICH THE CORPORATION OR ANY OF ITS SUBSIDIARIES WAS OR IS TO BE A PARTY, IN WHICH THE AMOUNT INVOLVED EXCEEDS $60,000 AND IN WHICH A DIRECTOR OR HIS IMMEDIATE FAMILY MEMBER WILL HAVE A DIRECT OR INDIRECT MATERIAL INTEREST. INDICATE SUCH PERSON'S RELATIONSHIP TO THE CORPORATION, THE NATURE OF SUCH PERSON'S INTEREST IN THE TRANSACTION, THE AMOUNT OF SUCH TRANSACTION AND, WHERE POSSIBLY, THE AMOUNT OF SUCH PERSON'S INTEREST IN THE TRANSACTION.

         None.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 20 of 23
--------------------------------------------------------------------------------


         (M) IF THE PERSON OR A MEMBER OF HIS IMMEDIATE FAMILY OR ANY CORPORATION OR ORGANIZATION OF WHICH THE NOMINEE IS AN EXECUTIVE OFFICER OR PARTNER OR IS, DIRECTLY OR INDIRECTLY, THE BENEFICIAL OWNER OF 10 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES, WAS INDEBTED TO THE CORPORATION OR ANY OF ITS SUBSIDIARIES AT ANY TIME SINCE THE BEGINNING OF THE CORPORATION'S LAST FISCAL YEAR IN AN AMOUNT IN EXCESS OF $60,000, INDICATE THE PERSON'S NAME, THE NATURE OF SUCH PERSON'S RELATIONSHIP BY REASON OF WHICH SUCH PERSON'S INDEBTEDNESS IS REQUIRED TO BE DESCRIBED, THE LARGEST AGGREGATE AMOUNT OF INDEBTEDNESS OUTSTANDING AT ANY TIME DURING SUCH PERIOD, THE NATURE OF THE INDEBTEDNESS AND OF THE TRANSACTION IN WHICH IT WAS INCURRED, THE AMOUNT THEREOF OUTSTANDING AS OF THE LATEST PRACTICABLE DATE AND THE RATE OF INTEREST PAID OF CHARGED THEREON.

         None.

         (N) IF THE NOMINEE IS AN EXECUTIVE OFFICER OR BENEFICIALLY OWNS MORE THAN 10 PERCENT OF A COMPANY THAT HAS A CERTAIN BUSINESS RELATIONSHIP WITH THE CORPORATION, DESCRIBE SUCH BUSINESS RELATIONSHIP.

         None.

         (O) IF THE NOMINEE WAS AN EXECUTIVE OFFICER OF THE CORPORATION DURING THE PREVIOUS FISCAL YEAR, PROVIDE THE EXECUTIVE OFFICER'S COMPENSATION FOR THE LAST FISCAL YEAR. ALSO PROVIDE INFORMATION REGARDING THE EXECUTIVE OFFICER'S OPTION AND SAR GRANTS AND EXERCISES, LONG TERM INCENTIVE GRANTS, AND ANY OPTIONS AND SARS REPRICING DURING THE LAST FISCAL YEAR. IF THE NOMINEE WAS PARTY TO AN EMPLOYMENT CONTRACT WITH THE CORPORATION, DESCRIBE THE MATERIAL TERMS OF THE CONTRACT AND DESCRIBE ANY CHANGE-IN-CONTROL ARRANGEMENTS.

         N/A.

         Option Grants in Fiscal 2004:

         N/A.

         Aggregate Option Exercise in Fiscal 2004 and Fiscal Year End Option
         Values:

         N/A.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 21 of 23
--------------------------------------------------------------------------------


         (P) IF THE NOMINEE WAS A DIRECTOR OF THE CORPORATION DURING THE PREVIOUS FISCAL YEAR, PROVIDE A DESCRIPTION OF THE DIRECTOR
         COMPENSATION:

         N/A.

         (Q) STATE WITH RESPECT TO ALL SECURITIES OF THE CORPORATION PURCHASED OR SOLD WITHIN THE PAST TWO YEARS, THE DATES ON WHICH THEY WERE PURCHASED OR SOLD AND THE AMOUNT PURCHASED OR SOLD ON EACH SUCH DATE:

         None.

         (R) STATE WHETHER OR NOT THE NOMINEE IS, OR WAS WITHIN THE PAST YEAR, A PARTY TO ANY CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH ANY PERSON WITH RESPECT TO ANY SECURITIES OF THE CORPORATION, INCLUDING, BUT NOT LIMITED TO, JOINT VENTURES, LOAN OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES AGAINST LOSS OR GUARANTIES OF PROFIT, DIVISION OF LOSSES OR PROFITS, OR THE GIVING OR WITHHOLDING OF PROXIES.

         N/A

         (S) STATE WHETHER OR NOT, DURING THE PAST 10 YEARS, THE NOMINEE HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS AND SIMILAR MISDEMEANORS).

         None.

                                      * * *

         Should you have questions about this notice or any information contained herein, please contact Rodney H. Bell, Esq. of Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, FL 33131, (305) 374-8500.



Benihana of Tokyo, Inc.


By: /s/ KANA AOKI NOOTENBOOM
--------------------------------
Its: Director

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 22 of 23
--------------------------------------------------------------------------------


                                    EXHIBIT A



Statements of Changes in Beneficial Ownership showing purchases and sales of the Corporation by Kevin Aoki within the past two years, including the dates on which they were purchased or sold and the amount purchased and sold on such dates can be found on WWW.SEC.GOV and are incorporated by reference herein.

--------------------------------------------------------------------------------
CUSIP No. 082047101                                               Page 23 of 23
--------------------------------------------------------------------------------


                                    EXHIBIT 2

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned being duly authorized, hereby execute this Agreement this 4th day of August, 2004.



                                         TRUST U/A JUNE 8, 1998 BETWEEN ROCKY H.
                                         AOKI, AS GRANTOR, AND KEVIN AOKI, KANA
                                         AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
                                         KYLE AOKI AND DARWIN C. DORNBUSH, AS
                                         TRUSTEES


                                         By: /s/ KANA AOKI NOOTENBOOM
                                             ---------------------------------
                                         Name:  Kana Aoki Nootenboom
                                         Title: Trustee


                                         BENIHANA OF TOKYO, INC.



                                         By: /s/ KANA AOKI NOOTENBOOM
                                             ---------------------------------
                                         Name:  Kana Aoki Nootenboom
                                         Title: Director